SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number 033-97038

Brascan Corporation

BCE Place
Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT LIST

Exhibit	Description
99.1	Articles of Amalgamation of Brascan Corporation, as filed with the Ontario Ministry of Consumer and Business Services as of January 1, 2005

99.2	Bylaws of Brascan Corporation

99.3	Restated Trust Agreement, dated as of August 1, 1997 between Partners Limited, Edperbrascan Corporation and Montreal Trust Company of Canada

99.4	Amending Agreement dated as of March 22, 2005, between Noranda Inc., Brascan Corporation and Brascade Corporation

99.5	Purchase and Sale Agreement, dated as of May 18, 2004, by and between Orion Power Holdings, Inc., Reliant Energy, Inc., Great Lakes Power Inc. and Brascan Corporation

99.6	Asset Purchase Agreement, dated February 17, 2005, between Coastal Acquisition Ltd. and Weyerhaeuser Company Limited

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2005

BRASCAN CORPORATION
By:	/s/ Alan Dean
	Name:	Alan Dean
	Title:	Senior Vice President and Secretary